UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

KNIGHT CAPITAL GROUP, INC.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

499005 10 6

(CUSIP Number)

TD Ameritrade Holding Corporation

6940 Columbia Gateway Drive, Suite 200

Columbia, MD 21046

Attention: General Counsel

Fax: (443) 539-2209

Copy to:

Foley & Lardner LLP

321 N. Clark Street, Suite 2800

Chicago, IL 60654

Attention: Patrick Daugherty

Fax: (312) 832-4700

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

August 6, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 499005 10 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). TD Ameritrade Holding Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,666,680*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 26,666,680*
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,666,680*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Represents shares of Class A Common Stock issuable upon conversion of Series A-1 Cumulative Perpetual Convertible Preferred Stock and Series A-2 Non-voting Cumulative Perpetual Convertible Preferred Stock (together, the “Preferred Stock”), with the percent ownership calculated using the number of outstanding shares of Class A Common Stock reported in the Issuer’s Prospectus Supplement filed with the SEC on August 7, 2012 (and assuming the conversion of all outstanding shares of Preferred Stock). Assuming only the conversion of the shares of Preferred Stock beneficially owned by the Reporting Person, the Reporting Person would beneficially own 21.4% of the Class A Common Stock.

Item 1.	Security and Issuer.

This Schedule 13D relates to shares of the Class A Common Stock, par value $0.01 per share (the “Common Stock”), of Knight Capital Group, Inc., a Delaware corporation (the “Issuer”), into which the Series A-1 Cumulative Perpetual Convertible Preferred Stock, par value $0.01 per share (the “Series A-1 Shares”), are convertible, including shares of Series A-2 Cumulative Perpetual Convertible Preferred Stock, par value $0.01 per share (the “Series A-2 Shares” and together with the Series A-1 Shares, the “Preferred Shares”), which are convertible into Series A-1 Shares. The address of the principal executive offices of the Issuer is 545 Washington Boulevard, Jersey City, New Jersey 07310.

Item 2.	Identity and Background.

(a) The name of the person filing this Schedule 13D is TD Ameritrade Holding Corporation, a Delaware corporation (the “Reporting Person”).

(b) The principal business address of the Reporting Person is 4211 South 102nd Street, Omaha, Nebraska, 68127. The Reporting Person’s executive officers and directors, and their respective business addresses, are set forth in Annex A attached hereto.

(c) The Reporting Person, through its broker-dealer and investment advisory subsidiaries, is engaged in securities brokerage services and technology-based financial services to retail investors, traders and independent registered investment advisors. The principal occupations of the Reporting Person’s directors and executive officers are set forth in Annex A.

(d) During the last five years, neither the Reporting Person nor any of those individuals identified on Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither the Reporting Person nor any of those individuals identified on Annex A has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) The jurisdiction of organization for the Reporting Person is set forth in subsection (a) above. The citizenship of each of the individuals referred to on Annex A is set forth on Annex A.

Item 3.	Source and Amount of Funds or Other Consideration.

On August 6, 2012, the Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the Reporting Person and the other parties named therein (the “Other Parties”) pursuant to which, among other things, the Issuer sold, and the Reporting Person purchased, 7,960 shares of Series A-1 Shares and 32,040 shares of Series A-2 Shares in a private placement for cash consideration of $40,000,000. The Reporting Person used cash on its balance sheet to fund the purchase of the Preferred Shares.

Item 4.	Purpose of Transaction.

The Reporting Person purchased the Preferred Shares for investment purposes. The Reporting Person may, from time to time and at any time, acquire additional Preferred Shares and/or Common Stock, including derivative securities related to the Preferred Shares or the Common Stock, and other equity, debt, notes, instruments or other securities of the Issuer and/or derivative securities relating thereto (collectively, “Securities”), in the open market or otherwise. The Reporting Person reserves the right to dispose of any or all of its Securities in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Securities.

Pursuant to the terms of the Purchase Agreement, two of the Other Parties each have the right to select a candidate for appointment to the Issuer’s board of directors (the “Board”) and a third Other Party has the right to approve a candidate proposed by the Board for appointment to the Board. Pursuant to these rights, an executive officer of the Reporting Person may in the future be appointed to the Board at the discretion of the Board and the third Other Party.

Except as otherwise described in this statement, the Reporting Person does not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional Securities of the Issuer or the disposition of Securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of Securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity Securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

Item 5.	Interests in Securities of the Issuer.

(a) – (b) The information set forth under Items 1 and 3 is hereby incorporated by reference.

Each Preferred Share is initially convertible into 666.667 shares of Common Stock, subject to the Reporting Person’s required regulatory approvals having been obtained, which is expected within 60 days. Assuming conversion of all Preferred Shares, the Reporting Person is the direct owner of 26,666,680 shares of Common Stock, which, on a fully diluted basis, represents approximately 7.3% of the outstanding shares of Common Stock. The Reporting Person has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the 26,666,680 shares of Common Stock.

The percentage used herein is based on 364,481,227 shares of Common Stock, as reported in the Issuer’s Prospectus Supplement, dated August 7, 2012, to the Issuer’s Prospectus, dated August 6, 2012, as filed with the Securities and Exchange Commission on August 7, 2012 and assumes conversion of all outstanding shares of Preferred Stock. Assuming only the Reporting Person converted Preferred Stock, the percentage ownership of the Reporting Person would be 21.4%.

(c) The Reporting Person has not effected any transactions in shares of Common Stock within the past 60 days. Other than as set forth below, to the knowledge of the Reporting Person, no person identified on Annex A effected any transactions in shares of Common Stock within the past 60 days.

Mark L. Mitchell, a director of the Reporting Person, is a principal at CNH Partners, LLC, an investment management firm. One fund over which Mr. Mitchell has investment discretion (the “Fund”) engaged in the following open market transactions involving the Common Stock within the past 60 days. The Fund does not currently beneficially own any shares of Common Stock.

Date	Number of Shares Involved	Whether the Shares were Purchased or Sold	Price Per Share
8/2/2012	240	Buy	$2.87
8/2/2012	3,833	Buy	3.41
8/1/2012	1,557	Buy	8.50
7/30/2012	359	Sell	10.45
7/23/2012	240	Buy	10.08
7/20/2012	239	Buy	10.28
7/19/2012	959	Buy	10.25
7/18/2012	838	Buy	11.25
7/12/2012	120	Buy	11.72
6/21/2012	240	Buy	11.53
6/19/2012	718	Buy	$11.70

(d) Other than the Reporting Person, to the knowledge of the Reporting Person, none of the directors and executive officers named in Annex A has or knows of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with entering into the Purchase Agreement (as described in Item 3 and Item 4), the Issuer entered into a Registration Rights Agreement, dated as of August 6, 2012, with the Reporting Person, among others, pursuant to which, among other things, the Issuer agreed to file with the Securities and Exchange Commission a registration statement covering resales by the Reporting Person and certain of its transferees of the Series A-1 Shares, the Series A-2 Shares and the Common Stock into which the Series A-1 Shares may be converted. The Registration Rights Agreement also provides the Reporting Person and certain of its transferees with certain customary demand registration rights and piggyback registration rights, subject to the limitations set forth in the Registration Rights Agreement.

Other than the foregoing agreements and arrangements, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any person with respect to any Securities of the Issuer.

The foregoing descriptions are qualified in their entirety by reference to the Purchase Agreement and the Registration Rights Agreement, which are hereby incorporated by reference as Exhibit 1 hereto and Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, dated August 6, 2012.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

1	Securities Purchase Agreement dated as of August 6, 2012 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 6, 2012)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 16, 2012

TD AMERITRADE HOLDING CORPORATION

By:	/s/ David L. Lambert
David L. Lambert
Deputy General Counsel

Annex A

The name, citizenship and present principal occupation or employment of each director and executive officer of TD Ameritrade Holding Corporation are set forth below. References to “TD Bank Group” refer to The Toronto-Dominion Bank and its subsidiaries. Each occupation set forth opposite an executive officer’s name refers to a position with TD Ameritrade Holding Corporation. The business address of each of the below individuals is 4211 South 102nd Street, Omaha, Nebraska 68127.

Name	Citizenship	Present Principal Occupation or Employment
Directors

Marshall A. Cohen	Canada	Counsel (retired), Cassels Brock & Blackwell LLP

W. Edmund Clark	Canada	Group President and Chief Executive Officer, TD Bank Group; Vice Chairman of TD Ameritrade Holding Corporation

Dan W. Cook III	United States of America	Senior Advisor, MHT Partners, L.P.

Karen E. Maidment	Canada	Director, The Toronto-Dominion Bank

Mark L. Mitchell	United States of America	Principal, CNH Partners, LLC

Joseph H. Moglia	United States of America	Head Football Coach, Coastal Carolina University; Chairman of TD Ameritrade Holding Corporation

Kerry Peacock	Canada	Executive Vice President, TD Waterhouse Discount Brokerage.

Wilbur J. Prezzano	United States of America	Director, The Toronto-Dominion Bank

J. Peter Ricketts	United States of America	Founder of Drakon LLC

Todd M. Ricketts	United States of America	Director, Chicago Baseball Holdings, LLC

Allan R. Tessler	United States of America	Chairman and Chief Executive Officer of International Financial Group, Inc.

Fredric J. Tomczyk	Canada	President and Chief Executive Officer of TD Ameritrade Holding Corporation

Executive Officers

Fredric J. Tomczyk	Canada	See above

Marvin W. Adams	United States of America	Executive Vice President, Chief Operating Officer

J. Thomas Bradley, Jr.	United States of America	Executive Vice President, Retail Distribution

William J. Gerber	United States of America	Executive Vice President, Chief Financial Officer

Ellen L.S. Koplow	United States of America	Executive Vice President, General Counsel and Secretary

Tom Nally	United States of America	Executive Vice President, Institutional Services

A-1